EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

July 11, 2018

To:
Isael Securities Authority Tel Aviv Stock Exchange Ltd.

Re:	DBS – Draft Bill re: multi-channel television market

Bezeq announced that on July 10, 2018, its subsidiary, its subsidiary, DBS Satellite Services (1998) Ltd. (“DBS”), reported that a preliminary draft bill named Communications Law (Telecommunications and Broadcasts) (Content Suppliers Regulation) Amendment No. (___), 2018 (the “Bill”) was published.

According to the proposed Bill, the purpose of the new amendment to the law and the need for it are to change the current regulation structure in the multi-channel television market and adapt it to technological developments, so that regulation will be applied to audio-video content providers (having a minimum amount of revenues) transferring/broadcasting content to the Israeli public, while encouraging competition and reducing the regulatory burden.

It should be clarified that this is the beginning of a legislative process and there is no certainty that the Bill will crystallize into binding legislation in its proposed form or at all. The text of the full Bill is viewable online.

At this stage, Bezeq and / or DBS are unable to assess the implications of the Bill, if any, and will study it in the coming days.

The above information constitutes a short summary translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.